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OMV Investor News



05005846

82-3209

SUPPL

Financial Calendar 2005

Financial events	Date*
Roadshow London	**February 2-3, 2005**
Update on changes from ACC to IFRS Conference Call: 12:00 CET	**February 4, 2005**
Results January–December and Q4 2004 Publication: 8:00 CET Live Webcast: 9:00 CET	**March 15, 2005**
Roadshow London	**March 16 and 18, 2005**
Roadshow USA	**March 21-22, 2005**
Roadshow Zurich	**April 14, 2005**
Publication of the Annual Report 2004	**Middle of April 2005**
Record date for the AGM	**May 11, 2005**
Annual General Meeting AUSTRIA CENTER VIENNA, Bruno-Kreisky-Platz 1, 1220 Vienna, 14:00 CET	**May 18, 2005**
Dividend ex date	**May 23, 2005**
Dividend payment date	**May 24, 2005**
Results January–March 2005 Publication: 8:00 CET Conference Call: 15:00 CET	**May 25, 2005**
Roadshow Warsaw	**June 1, 2005**
CSFB Oil and Gas Conference London	**June 9-10, 2005**
Results January–June and Q2 2005 Publication: 8:00 CET Live Webcast: 9:00 CET	**August 24, 2005**
Roadshow London	**August 25-26, 2005**
Roadshow USA	**August 29-30, 2005**
Roadshow London, Edinburgh and Dublin	**September 28-30, 2005**
Results January–September and Q3 2005 Publication: 8:00 CET Conference Call: 15:00 CET	**November 22, 2005**
Roadshow London	**November 28, 2005**
Roadshow USA West Coast	**November 29-30, 2005**

*The dates shown above are subject to final confirmation
The effective dates can be downloaded at our homepage:
http://www.omv.com > Investor Relations > Investor News > Financial Calendar



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